UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

LifeStance Health Group, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

53228F101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Michael K. Lester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,535,503 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,535,503 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,535,503 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (2)
12.	Type of Reporting Person (See Instructions) IN

[1]	Includes (a) 17,014,753 shares of common stock held by the Reporting Person and (b) 4,520,749 shares of restricted stock held by the Reporting Person subject to vesting.
[2]	Calculated based on 374,148,648 shares of common stock, par value $0.01 per share outstanding as of November 5, 2021 as reported on the Issuer’s 10-Q, filed on November 10, 2021.

SCHEDULE 13G

Item 1.

(a) Name of Issuer

LifeStance Health Group, Inc., Delaware corporation (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

4800 N. Scottsdale Road, Suite 6000, Scottsdale, Arizona 85251

Item 2.

(a) Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Michael K. Lester

(b) Address of Principal Business Office or, if none, Residence

The address of the principal business office of the Reporting Person is 4800 N. Scottsdale Road, Suite 6000, Scottsdale, Arizona 85251.

(c) Citizenship

United States

(d) Title of Class of Securities

Common stock, par value $0.001 per share (the “Common Stock”)

(e) CUSIP Number

53228F101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

As of the date hereof, the Reporting Person holds 23,188,466 shares of Common Stock, including 4,520,749 shares of restricted stock subject to vesting, representing approximately 5.6% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 374,148,648 shares of Common Stock issued and outstanding as of November 5, 2021 as reported on the Issuer’s 10-Q, filed on November 10, 2021.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2022

By:	/s/ Ryan Pardo
Name: Ryan Pardo Title: Attorney-in-Fact

LIMITED POWER OF ATTORNEY

The undersigned hereby constitutes and appoints Michael Lester, Ryan Pardo and Dayna Mudge, and each of them individually, with full power of substitution, as the undersigned’s true and lawful attorney-in-fact to:

(1)

prepare, execute in the undersigned’s name and on the undersigned’s behalf, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, or any rule or regulation of the SEC;

(2)

execute for and on behalf of the undersigned, in the undersigned’s capacity as officer and/or director of LifeStance Health Group, Inc. (the “Company”), Forms 3, 4, 5 and any Schedules 13D or 13G in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder;

(3)

do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4, or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4)

take any other action of any type whatsoever in connection with the foregoing that, in the opinion of each such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by each such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as each such attorney-in-fact may approve in each such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact, or each such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, 5, and any Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each foregoing attorney-in-fact.

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IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 18th day of May, 2021.

/s/ Michael Lester
Name: Michael Lester